Mairs & Power Funds Trust
W1520 First National Bank Building
332 Minnesota Street
St. Paul, Minnesota 55101
November 8, 2016
Ms. Christina Fettig
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Re:	Mairs & Power Funds Trust (the “Trust”) File Nos. 333-174574 and 811-22563

Dear Ms. Fettig,

The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on October 12, 2016, regarding the Staff’s recent Sarbanes-Oxley review of (i) the Trust’s annual certified shareholder report for the fiscal year ended December 31, 2015 (the “Annual Report”), filed on Form N-CSR on March 3, 2016 for Mairs & Power Small Cap Fund (the “Small Cap Fund”), Mairs & Power Growth Fund (the “Growth Fund”) and Mairs & Power Balanced Fund (the “Balanced Fund”), each a series of the Trust (the “Funds”), (ii) the Funds’ prospectus dated April 30, 2016, filed as Post-Effective Amendment No. 13 to the Company’s Registration Statement on Form N-1A on April 29, 2016 (the “Prospectus”), (iii) the  Funds’ public website, and (iv) the Trust’s semi-annual report for registered investment companies on Form N-SAR (“Form N-SAR”) filed with the SEC on February 27, 2015.

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses.

1.             Form N-CSR – Item 1 – Annual Report – Schedule of Investments – Growth Fund and Small Cap Fund

Staff Comment: The Growth Fund and the Small Cap Fund invested 29.2% and 28.5% of their total net assets, respectively, in industrial securities as of the fiscal year ended December 31, 2015.  Going forward, please consider whether an industrial securities risk factor should be added to the Prospectus for the Growth Fund and the Small Cap Fund going forward.

Response: The Trust will consider making the requested change with the next annual update to the Trust’s registration statement.

2.             Form N-CSR – Item 1 – Annual Report – Schedule of Investments – Balanced Fund

Staff Comment: If applicable, going forward please disclose the annual dividend percentage rate associated with preferred stocks.

Response: The Trust will consider making the requested change.

3.             Form N-CSR – Item 1 – Annual Report – Statements of Assets and Liabilities

Staff Comment: If the Funds have amounts payable to Trustees of the Trust at fiscal year end, please ensure that a line item is included in the Statement of Assets and Liabilities to report this amount, in accordance with Rule 6-04(12)(b)(1) of Regulation S-X.

Response: The Trust confirms that the Trustees’ fee expense is accrued daily so that a payment is made to the Trustees prior to the end of each quarter. As such, in the normal course there are no amounts payable to Trustees at the end of the fiscal year.  In future filings, if the Funds have amounts payable to Trustees at the end of the fiscal year, the Funds will ensure that a line item is included in the Statement of Assets and Liabilities to report this amount.

4.             Form N-CSR – Item 1 – Annual Report – Notes to the Financial Statements – Note 2 – Related-Party Transactions

Staff Comment: Per FASB Accounting Standards Codification 850-10-50, going forward please provide expanded related-party disclosure to describe the fund administration servicing agreement, with regard to the nature of the relationship, description of the services performed by the Adviser, term of the agreement, and fee negotiation process.

Response: The Trust will consider the requirements of FASB 850-10-50 in connection with future shareholder reports.

5.             Form N-CSR – Item 2 – Code of Ethics

Staff Comment: Item 2 of Form N-CSR states that the Code of Ethics is attached to Form N-CSR as exhibit 12(a)(1).  However, Item 12(a)(1) of Form N-CSR states that the Code of Ethics is incorporated by reference to Form N-CSR filed on February 28, 2014.  Please reconcile the cross-references going forward. In addition, please disclose whether the Funds have made any amendments to the Code of Ethics or granted any waivers during the period covered by the report.

Response: The Trust confirms that, in future filings, Item 2 is expected to read substantially as follows:

“The registrant has adopted a Code of Ethics that applies to the registrant’s principal executive officer and principal financial officer.  The registrant has not made any substantive amendments to its Code of Ethics during the period covered by this report.  The registrant has not granted any waivers from any provisions of the Code of Ethics during the period covered by this report. A copy of the registrant’s Code of Ethics is incorporated by reference. See Item 12(a)(1).”

6.              Mairs & Power Funds’ Website – Fact Sheet – Growth Fund and Small Cap Fund

Staff Comment: The respective Fact Sheets for the Growth Fund and the Small Cap Fund, each dated June 30, 2016 and posted to the Funds’ public website, include a geographic pie chart that references a concentration of over 50% of each Fund’s total net assets invested in Minnesota companies. Going forward, please consider adding Minnesota-specific risk disclosure to the Prospectus with regard to each Fund.

Response: The Trust will consider adding additional language to the Upper Midwest risk disclosure with the next annual update to the Trust’s registration statement.

7.              Form N-SAR  – Exhibit 77(B).

Staff Comment:  The report of the independent registered public accounting firm that was filed as Exhibit 77(B) is incorrectly dated February 18, 2014. Please refile Form N-SAR using the correctly dated Exhibit 77(B).

Response: The Trust confirms that the amended Form N-SAR was filed with the SEC via EDGAR on November 3, 2016 (Accession No. 0001325358-16-002263) for the sole purpose of including the correctly-dated Exhibit 77(B).

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If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Very truly yours,

/s/ Robert W. Mairs
Robert W. Mairs
Assistant Chief Compliance Officer

cc: Ellen R. Drought, Godfrey & Kahn, S.C.